Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communications were made available by Marcelo Claure, Chief Executive Officer of Sprint, on Twitter:

Tweet: We had fun times fighting with @JohnLegere and @TMobile - ESPECIALLY during #SB49 - remember that one @JohnLegere? LOL! bit.ly/2L8i9HL

Tweet: And finally, we announced a mega-merger with our fiercest rival @TMobile to create robust competition in the #5G era. And now as Executive Chairman @Sprint I will focus on our future w/ @TMobile & @SoftBank and I couldn’t be more excited! [Investor info: AllFor5G.com/disclaimer ]

Tweet: Merger or no merger, Sprint presses ahead with KC network buildout. Kansas City will have one of the best networks in the world. [Investor info: sprint.co/2J3iVVW ]

https://www.bizjournals.com/kansascity/news/2018/05/30/sprint-tmobile-merger-kansas-city-network-buildout.html?ana=yahoo&yptr=yahoo:

Merger or no merger, Sprint presses ahead with KC network buildout

By Elise Reuter – Reporter, Kansas City Business Journal

May 30, 2018, 3:46pm

Even with plans to merge with T-Mobile US Inc., Sprint Corp will continue “full-steam ahead” with plans to build out its network in Kansas City, executives said.

Scott Santi, Sprint’s vice president of network deployment, said the carrier would be on track to finish its two-year network upgrade in Kansas City by the spring of 2019, which will make Sprint’s tri-band spectrum available at all of its area towers.

In addition to tower upgrades, Overland Park-based Sprint’s (NYSE: S) plans include building out more small cells, or 40-pound devices that provide coverage in a small radius.

“This time next year we will have even better improvements to our network,” Santi told the Kansas City Business Journal. “We have quite a few small cells under deployment in and around Kansas City and have quite a few more planned.”

Big interest in small cells

Rick Usher, assistant city manager for Kansas City, said staff had seen an uptick in applications for small cells from multiple providers in the past two years.

“We have seen an increase in interest. It’s moving across the country with the huge increases in wireless device usage and deployment,” Usher said.

To date, he said, the Public Works Department had entered agreements with about seven small cell providers. City policies dictate that the devices should be installed on existing infrastructure, such as streetlights, when possible, and freestanding poles are subject to feedback from nearby property owners.

“We don’t want pole clutter in the public right-of-way,” Usher said.

At the national level, deregulation by the Federal Communications Commission will exempt small cell deployments from having to file for National Environmental Policy Act and National Historical Preservation Act review for permitting. It also would exempt carriers from the tribal review process, which ensures that projects would not affect tribal historic properties, regardless of who owns the land.

Sprint said tribal review fees cost it an average of $8,251, about a quarter of the $35,000 cost of the average small cell deployment. Those changes will take effect in July.

5G preparations

Usher added that he had seen more providers move from focusing on building small cells in busy areas to taking more of a citywide approach. He also has begun seeing requests for 5G-capable small cells, though the first compatible smartphones aren’t expected to come out until 2019.

Santi said Sprint had begun developing a plan to deploy 5G small cells as well. Sprint Executive Chairman Marcelo Claure previously said the company’s next-generation network would be built on the deployment of 40,000 small cells, as well as a new antenna technology called Massive MIMO on its towers, which will be able to support both 4G LTE and 5G.

Santi didn’t say what percentage of towers in Kansas City would have Massive MIMO to start, but the city recently was announced as one of the first nine metros where Sprint will roll out its 5G network early next year.

“Eventually, the idea would be to have everything in the entire market,” Santi said. “Right now we’re just trialing a cluster of sites in the Kansas City market and other markets as well to get it rolled out in an efficient format.”

Sprint’s 5G deployment could be a useful tool for future iterations of the Smart City initiative. Currently, all of the sensors and smart streetlights in the downtown corridor “talk” to one another using Sprint’s WiFi network. But if the Smart City effort were to expand citywide, more infrastructure would be needed.

Although Kansas City hasn’t announced any partnerships yet, Sprint and T-Mobile both have expressed interest in this work, Santi added.

“If we went citywide, we would need small cells,” Santi said. “You need a network that’s going to serve the entire geography of the city. It’s much easier to partner on these things.”

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”)T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.